Exhibit 12.1

DISCOVERY COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(in millions, except ratio amounts)

	Actual
	Three months ended	For the Year Ended December 31,
	March 31, 2011 (2)	2010	2009 (3)	2008 (3)	2007	2006
			(recast)	(recast)
Earnings:
Net income from continuing operations	$305	$647	$570	$404	$86	$52

Add:
Provision for income taxes	146	288	469	353	56	41
(Earnings) loss of equity investees	11	57	24	65	(142)	(104)
Distributions of income from equity investees	2	15	4	4	—	—
Total interest expense	49	207	249	258	—	—
Portion of rents representative of the interest factor	6	28	27	46	11	10

Earnings (Loss), as adjusted	$519	$1,242	$1,343	$1,130	$11	$(1)

Fixed charges:
Total interest expense	$49	$207	$249	$258	$—	$—
Portion of rents representative of the interest factor	6	28	27	46	11	10

Total fixed charges	$55	$235	$276	$304	$11	$10

Ratio of earnings (loss) to fixed charges	9.4	5.3	4.9	3.7	1.0	(0.1)

Deficiency						$11

(1)	The results for the years prior to 2008 reflect only the results of Discovery’s predecessor, DHC.
(2)	The increase in the earnings to fixed charges ratio for the quarter ended March 31, 2011 largely results from the contribution of the Discovery Health Network upon the launch of the Oprah Winfrey Network (“OWN”) on January 1, 2011. In connection with the contribution, Discovery recorded a non-cash, pretax gain of $129 million. See Note 3 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.
(3)	The 2009 and 2008 financial information has been recast so that the basis of presentation is consistent with that of the 2010 and 2011 financial information. This recast reflects (i) the adoption of accounting guidance that amends the model for determining whether an entity should consolidate a variable interest entity, which resulted in the deconsolidation of OWN and Animal Planet Japan and (ii) the results of operations of the Antenna Audio business as discontinued operations.